

Mail Stop 4546

February 7, 2017

Via E-mail
Ms. Maria Hilado
Chief Financial Officer
Allergan plc
Clonshaugh Business and Technology Park
Coolock, Dublin, D17 E400, Ireland

Re: Allergan plc
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 4, 2016
File No. 001-36867

Dear Ms. Hilado:

We have reviewed your January 10, 2017 response and have the following comment.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 15 — Income Taxes, page 49

1. Refer to your response to prior comment 2 of our December 29, 2016 letter. Please tell us the amounts of taxes accrued at the acquisition dates on the $3.4 billion and $2.4 billion of pre-acquisition earnings for Allergan and Forest, respectively, that were determined to no longer be indefinitely reinvested. In addition, please tell us the effective tax rate for the tax accrued for each of the pre-acquisition earnings, how that tax rate relates to the relevant statutory tax rate, and how you took into account foreign tax credits in measuring the amounts accrued. Finally, tell us the nature and amount of changes to the accruals through September 30, 2016.

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance